February 10, 2005

VIA OVERNIGHT CARRIER & EDGAR

Ms. Linda Van Doorn

Senior Assistant Chief Accountant

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	MPW Industrial Services Group, Inc.

Form 10-K for the year ended June 30, 2004

File No. 0-23335

Dear Ms. Doorn:

Set forth below are the responses of MPW Industrial Services Group, Inc. (the “Company” or “MPW”) to the comment letter of the staff of the United States Securities and Exchange Commission (the “SEC”) dated January 28, 2005 regarding MPW’s Form 10-K for the year ended June 30, 3004.

1.	We note your disclosure that as a result of the full write-off of the Company’s investment in Pentagon during fiscal year 2004, the Company ceased recognition of its shared losses of that entity. Please explain to us your rationale for that accounting treatment and refer your conclusions to paragraph 19(i) of APB 18.

Company Response: According to paragraph 19(i) of APB 18, “The investor ordinarily should discontinue applying the equity method when the investment (and net advances) is reduced to zero and should not provide for additional losses unless the investor has guaranteed obligations of the investee or is otherwise committed to provide further financial support for the investee.”

The Company wrote off its investment in Pentagon in June 2003, and accordingly, the Company’s investment in Pentagon was reduced to zero as of June 30, 2003. Because the Company had no further commitments to provide further financial support and believed it had not guaranteed obligations of Pentagon, in accordance with APB 18, the Company subsequently ceased recognition of its shared losses in Pentagon beginning in fiscal 2004.

In March 2004, the Company became aware that pursuant to an April 2, 1999 lease agreement it is a guarantor of a lease agreement related to one facility operated by Pentagon. Rent payments under the lease agreement, which has been amended and is currently set to expire in October 2009, are for approximately $30,000 per month.

The Company has not recorded a liability related to the guaranty, nor continued to record it shared losses in Pentagon. Although FASB Interpretation No. 45 (“FIN 45”), Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, would require the recording of a liability associated with the guaranty, FIN 45 allows that guarantees in place prior to December 2002 continue to follow SFAS No. 5 for recording any potential liability. The Company does not believe that the guaranty meets the probability criteria for accrual in SFAS No. 5

The Company does not believe its liability under the guarantee is probable for the following reasons:

i.	Pentagon has been able to make its monthly rent payments under the lease agreement.

ii.	The facility operated by Pentagon is one of Pentagon’s most profitable facilities, thereby favorably influencing Pentagon’s continuance of performance under the lease agreement.

2.	We note that you have been amortizing customer relationship and customer list intangible assets over a period of approximately 20 years. Please tell us your basis for the amortization period for these intangible assets. Refer to paragraph 11 of SFAS No. 142.

Company Response: At June 30, 2004, total customer relationship and customer list intangible assets, net of accumulated amortization, was $5.7 million. Two specific customer relationships with E.I. Dupont (“Dupont”) and AK Steel represented the majority of the June 30, 2004 balance with unamortized balances of $4.4 million and $1.3 million, respectively. The customer relationship with Dupont was recognized upon the acquisition of Tank Management, Inc. in August 1998 and is being amortized over a twenty-year period. The customer relationship with AK Steel was recognized upon the acquisition of Mid-Ohio, Inc. in March 1998 and is also being amortized over a twenty-year period.

According to paragraph 11 of SFAS No. 142, one of the factors to consider in estimating the useful life of an intangible asset includes the “effects of obsolescence, demand, competition, and other economic factors (such as the stability of the industry, known technological advances, legislative action that results in an uncertain or changing regulatory environment, and expected changes in distribution channels).”

The factors supporting the Company’s basis for the amortization period for the Dupont customer relationship intangible asset includes:

i.	The customer relationship represents a long-term relationship. The Company currently is under a 2-year contract with Dupont that expires in July 2005. Prior to the Company’s current contract with Dupont, the previous contract was for five years with the Company beginning to provide services to Dupont in 1992. The contract provides for 100% of Dupont’s business to be provided to MPW.

ii.	Long-term contracts with Dupont have been renewed since the acquisition of the intangible asset. As mentioned above, the Company’s relationship with Dupont began in 1992, and the Company expects the current contract to be renewed. In addition, Dupont has never pursued a competitive bid.

iii.	There is limited availability of other companies to provide the required services to Dupont. Dupont is a customer within the Company’s Industrial Container Cleaning segment. The Company’s Industrial Container Cleaning segment provides container-cleaning services for automotive paint manufacturers in North America. The automotive industry uses paint resin containers (“totes”) in the vehicle painting process. As there are only approximately three primary automotive paint manufacturers and MPW provides services to two of the three, there are a limited number of other service providers in the market place. In addition, the Company can meet Dupont’s three main requirements:

a.	Close proximity to Dupont’s automotive paint facility.

b.	Ability to meet tote turnaround requirements.

c.	Environmentally-controlled tote storage.

The factors supporting the Company’s basis for the amortization period for the AK Steel customer relationship intangible asset includes:

i.	The customer relationship represents a long-term relationship. The Company is not under a long-term contract with AK Steel; however, MPW has been providing service to AK Steel since 1998. Projected revenues for calendar 2005 represent an increase in revenue base since 1998 of approximately 50%.

ii.	The Company has established offices within the AK Steel premises, which has helped to strengthen MPW’s relationship with AK Steel.

iii.	In November 2004, the Company acquired a competitor that offers services within the AK Steel facility, thereby further increasing MPW’s presence and strengthening the relationship with AK Steel.

The Company is responsible for the adequacy and accuracy of the disclosure in the filing. Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing. The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned at (800) 892-5195 with any questions or comments regarding any of the foregoing.

Very Truly Yours,

/s/ Robert Valentine
Robert Valentine Vice President, Chief Operating Officer, Chief Financial Officer, Secretary and Treasurer

cc:	M. Black – MPW

T. Powers – Ernst & Young LLP

W. Arlin – KPMG LLP

R. Robins – Vorys, Sater, Seymour and Pease, LLP